UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              Evergreen Energy Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    30024B104
                                 (CUSIP Number)

                               September 30, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 12 Pages

CUSIP No. 30024B104                   13G                   Page 2 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,098,500 shares of Common Stock

                    $10,625,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 7,862,500 shares of Common Stock
                    (see item 4(a))
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,098,500 shares of Common Stock

                    $10,625,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 7,862,500 shares of Common Stock
                    (see item 4(a))
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            5,098,500 shares of Common Stock

            $10,625,000 aggregate principal amount of 8.00% Convertible
            Secured Notes due August 1, 2012, exchangeable into
            7,862,500 shares of Common Stock (see item 4(a))
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-------------------------------------------------------------------------------

CUSIP No. 30024B104                   13G                   Page 3 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    812,676 shares of Common Stock

                    $1,875,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 1,387,500 shares of Common Stock
                    (see item 4(a))
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    812,676 shares of Common Stock

                    $1,875,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 1,387,500 shares of Common Stock
                    (see item 4(a))
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            812,676 shares of Common Stock

            $1,875,000 aggregate principal amount of 8.00% Convertible
            Secured Notes due August 1, 2012, exchangeable into
            1,387,500 shares of Common Stock (see item 4(a))
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            1.77% (see item 4(a))
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------

CUSIP No. 30024B104                   13G                   Page 4 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,911,176 shares of Common Stock

                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
                    (see item 4(a))
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,911,176 shares of Common Stock

                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
                    (see item 4(a))
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            5,911,176 shares of Common Stock

            $12,500,000 aggregate principal amount of 8.00% Convertible
            Secured Notes due August 1, 2012, exchangeable into
            9,250,000 shares of Common Stock (see item 4(a))
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-------------------------------------------------------------------------------

CUSIP No. 30024B104                   13G                   Page 5 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,911,176 shares of Common Stock

                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
                    (see item 4(a))
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,911,176 shares of Common Stock

                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
                    (see item 4(a))
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            5,911,176 shares of Common Stock

            $12,500,000 aggregate principal amount of 8.00% Convertible
            Secured Notes due August 1, 2012, exchangeable into
            9,250,000 shares of Common Stock (see item 4(a))
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 30024B104                   13G                   Page 6 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                     (a) [X]
                                                                   (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,911,176 shares of Common Stock

                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
                    (see item 4(a))
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,911,176 shares of Common Stock

                    $12,500,000 aggregate principal amount of 8.00%
                    Convertible Secured Notes due August 1, 2012,
                    exchangeable into 9,250,000 shares of Common Stock
                    (see item 4(a))
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            5,911,176 shares of Common Stock

            $12,500,000 aggregate principal amount of 8.00% Convertible
            Secured Notes due August 1, 2012, exchangeable into
            9,250,000 shares of Common Stock (see item 4(a))
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 30024B104                   13G                   Page 7 of 12 Pages


Item 1.

(a)  Name of Issuer

            Evergreen Energy Inc. (the "Company")

(b)  Address of Issuer's Principal Executive Offices
            1225 17th Street, Suite 1300
            Denver, Colorado 80202


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


            HIGHBRIDGE INTERNATIONAL LLC
            c/o Harmonic Fund Services
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            Grand Cayman, Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            HIGHBRIDGE CONVERTIBLE ARBITRAGE MASTER FUND, L.P.
            c/o Harmonic Fund Services
            The Cayman Corporate Centre, 4th Floor
            27 Hospital Road
            Grand Cayman, Cayman Islands, British West Indies
            Citizenship:  Cayman Islands, British West Indies

            HIGHBRIDGE CAPITAL MANAGEMENT, LLC
            9 West 57th Street, 27th Floor
            New York, New York  10019
            Citizenship:  State of Delaware

            GLENN DUBIN
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  United States

            HENRY SWIECA
            c/o Highbridge Capital Management, LLC
            9 West 57th Street, 27th Floor
            New York, New York 10019
            Citizenship:  United States


Item 2(d)  Title of Class of Securities

            Common Stock, $0.001 par value ("Common Stock")

Item 2(e)  CUSIP Number

            30024B104

CUSIP No. 30024B104                   13G                   Page 8 of 12 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a)  [ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b)  [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.    Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)  Amount beneficially owned:

     On September 30, 2008 Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. entered into an exchange agreement with the Company (the "Exchange Agreement") to exchange an aggregate of $25,000,000 aggregate principal amount of 8.00% Convertible Secured Notes due August 1, 2012 (the "Notes") into an aggregate of 18,500,000 shares of Common Stock and cash. On September 30, 2008, (i) Highbridge International LLC exchanged $10,625,000 aggregate principal amount of Notes into 7,862,500 shares of Common Stock plus cash and subsequently sold certain shares of Common Stock and (ii) Highbridge Convertible Arbitrage Master Fund, L.P. exchanged $1,875,000 aggregate principal amount of Notes into 1,387,500 shares of Common Stock plus cash and subsequently sold certain shares of Common Stock. Pursuant to the Exchange Agreement upon satisfaction of certain conditions (i) Highbridge International LLC is required to exchange an additional $10,625,000 aggregate principal amount of Notes into 7,862,500 and (ii) Highbridge Convertible Arbitrage Master Fund, L.P. is required to exchange an additional $1,875,000 aggregate principal amount of Notes into 1,387,500, in each case subject to the Blocker (as defined below).

CUSIP No. 30024B104                   13G                   Page 9 of 12 Pages


     Therefore, as of the date of this filing, (i) Highbridge International LLC beneficially owns 5,098,500 shares of Common Stock and $10,625,000 aggregate principal amount of Notes, convertible pursuant to its terms into 2,023,809 shares of Common Stock and exchangeable into 7,862,500 shares of Common Stock pursuant to the Exchange Agreement, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. beneficially owns 812,676 shares of Common Stock and $1,875,000 aggregate principal amount of Notes, convertible pursuant to its terms into 357,142 shares of Common Stock and exchangeable into 1,387,500 shares of Common Stock pursuant to the Exchange Agreement and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the 5,911,176 shares of Common Stock and the $12,500,000 aggregate principal amount of Notes, convertible pursuant to its terms into 2,380,952 shares of Common Stock and exchangeable into 9,250,000 shares of Common Stock pursuant to the Exchange Agreement, beneficially owned by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. Pursuant to the terms of the Exchange Agreement, Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. cannot exchange any of the Notes until such time as the Reporting Persons would not beneficially own after any such exchange more than 9.99% of the outstanding shares of Common Stock (the "Blocker").

     Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P.

           (b) Percent of class:

     The Company informed the Reporting Persons in writing that the total number of outstanding shares of Common Stock as of October 1, 2008 is 123,249,000. Therefore, based on the Company's outstanding shares of Common Stock, assuming the exchange of the Notes subject to the Blocker, (i) Highbridge International LLC may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. may be deemed to beneficially own 1.77% of the outstanding shares of Common Stock of the Company and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

           (c) Number of shares as to which such person has:

               (i)     Sole power to vote or to direct the vote

                       0

               (ii)    Shared power to vote or to direct the vote

CUSIP No. 30024B104                   13G                   Page 10 of 12 Pages


                       See Item 4(a)

               (iii) Sole power to dispose or to direct the disposition of

                       0

               (iv) Shared power to dispose or to direct the disposition of

                       See Item 4(a)


Item 5.    Ownership of Five Percent or Less of a Class

     Not applicable.


Item 6.    Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

     Not applicable.


Item 8.    Identification and Classification of Members of the Group

     See Exhibit I.


Item 9.    Notice of Dissolution of Group

     Not applicable.


Item 10.   Certification

     By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of October 10, 2008, by and among Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 30024B104                   13G                   Page 11 of 12 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 10, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva
    --------------------------------
Name: John Oliva                          By: /s/ John Oliva
Title: Managing Director                      -----------------------------
                                          Name: John Oliva
                                          Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE
MASTER FUND, L.P.
                                          /s/ Glenn Dubin
By: Highbridge Capital Management, LLC    ---------------------------------
    its Trading Manager                   GLENN DUBIN


By: /s/ John Oliva
    --------------------------------
Name: John Oliva
Title: Managing Director



/s/ Henry Swieca
------------------------------------
HENRY SWIECA

CUSIP No. 30024B104                   13G                   Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Evergreen Energy Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of October 10, 2008


HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva
    --------------------------------
Name: John Oliva                          By: /s/ John Oliva
Title: Managing Director                      -----------------------------
                                          Name: John Oliva
                                          Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE
MASTER FUND, L.P.
                                          /s/ Glenn Dubin
By: Highbridge Capital Management, LLC    ---------------------------------
    its Trading Manager                   GLENN DUBIN


By: /s/ John Oliva
    --------------------------------
Name: John Oliva
Title: Managing Director



/s/ Henry Swieca
------------------------------------
HENRY SWIECA